

Mail Stop 4631   September 1, 2009

Mark H. Duesenberg, Esq.
Vice President, General Counsel and Secretary
Ferro Corporation
1000 Lakeside Avenue
Cleveland, OH 44114

> **Re: Ferro Corporation**
> **Registration Statement on Form S-3**
> **Filed August 6, 2009**
> **File No. 333-161136**
>
> **Quarterly Report on Form 10-Q**
> **For the Quarterly Period Ended June 30, 2009**
> **Filed August 4, 2009**
> **File No. 001-00584**

Dear Mr. Duesenberg:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. We note your reference to units in footnotes 10 and 11 to the Registration Fee Table. However, these units are not listed in the Registration Fee Table or the

Prospectus Cover Page. If you are registering units, please list them accordingly, provide a description of the units you may offer pursuant to Item 202(d) of Regulation S-K, and arrange for counsel to opine on the legality of the units.

Information We Incorporate By Reference, page 1

2. Please revise this section to include the Form 8-K filed on August 17, 2009.

Exhibits, page II-2

3. Please revise the exhibit list to include a reference to the Preferred Stock Certificate of Designation.

Exhibit 5.1 – Opinion of Jones Day

4. Please file the legal opinion relating to the unallocated shelf offering. Also confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. See Compliance and Disclosure Interpretations – Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Exhibits 31.1 and 31.2 – Section 302 Certifications

5. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should include the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please represent that you will comply with this comment in all future annual and quarterly reports.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief